Sub-License Agreement

This Sub-license Agreement (the “Sub-license Agreement”), dated as of March 4, 2024, is made by and among First Trust Exchange-Traded Fund IV, on behalf of the FT Vest Dow Jones Internet & Target Income ETF as may be amended (the “Sub-licensee” and “Licensee ETF”) and First Trust Advisors L.P. (“First Trust” or “Sublicensor”).

W I T N E S S E T H :

WHEREAS, pursuant to the ETF Master Agreement dated October 14, 2011, by and between S&P Opco, LLC (“S&P” or the “Index Provider”) and First Trust, as amended and including ETF License 13, as amended (“License Agreement”), the Index Provider has granted First Trust a license to use the S&P Index and S&P Mark in connection with the offer, sale, distribution, marketing and promotion of each such Licensee ETF;

WHEREAS, the Index Provider possesses certain rights to the applicable S&P Index and S&P Mark as a Third Party Licensor;

WHEREAS, the Index Provider has entitled First Trust to sublicense the rights granted to it to use the S&P Index and S&P Mark to a Licensee ETF;

WHEREAS, the Sublicensee wishes to issue, sell, market and/or promote the Licensee ETF and to use and refer to the S&P Index and the S&P Mark in connection therewith; and

WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Scope of Sub-License. Sub-Licensee hereby acknowledges that it has received, reviewed, and understands the License Agreement entered into between First Trust and S&P relating to use of the S&P Index and S&P Mark. Except as noted herein, Sub-Licensee hereby agrees to obligate itself to all the terms, conditions, and obligations of that License Agreement. Sub-Licensee agrees that each of S&P and the relevant Third Party Licensors is an intended third party beneficiary of the provisions of this Sub-license Agreement and that each of S&P and the Third Party Licensor is entitled to rely on such provisions, and enforce such Sub-license Agreement, to the same extent as First Trust.

2. No Further Sub-License. The Licensee ETF shall not have the power to sublicense to third parties any rights to use the S&P Indices or the S&P Marks;

3. Term. The Term of this Sub-License Agreement automatically terminates, without Notice, if the Term of the License Agreement terminates for any reason or if the Licensee ceases to exercise investment discretion over the Licensee ETF in its capacity as manager, investment adviser, trustee, or other comparable capacity.

4. General Provisions. The provisions of the License Agreement govern this Sub-License Agreement. All terms and definitions used in this Sub-License Agreement, unless otherwise indicated, have the same meanings and definitions as in the License Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Sub-license Agreement as of the date first set forth above.

First Trust Exchange-Traded Fund IV
/s/ James M. Dykas
By:	James M. Dykas
Title:	President and CEO

FIRST TRUST ADVISORS L.P.
/s/ James M. Dykas
By:	James M. Dykas
Title:	Chief Financial Officer